                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                       For the Year Ended December 31, 2000

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

  A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                     SHOPKO STORES, INC. SHARED SAVINGS PLAN
       (FORMERLY SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN)

  B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                               SHOPKO STORES, INC.
                                 700 PILGRIM WAY
                           GREEN BAY, WISCONSIN 54304

SHOPKO STORES, INC.
SHARED SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2000 and 1999, Supplemental
Schedule as of December 31, 2000 and
Independent Auditors' Report

SHOPKO STORES, INC. SHARED SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                                                  1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 2000 AND 1999:

 Statements of Net Assets Available for Benefits                                                              2

 Statements of Changes in Net Assets Available for Benefits                                                   3

 Notes to Financial Statements                                                                               4-7

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
 DEPARTMENT OF LABOR'S RULES AND REGULATIONS AS OF
 DECEMBER 31, 2000:

 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes                    8

 Other schedules are omitted due to the absence of conditions under which they are required.

EXHIBITS -

 Exhibit I - Independent Auditors' Consent                                                                    9


INDEPENDENT AUDITORS' REPORT


Retirement Committee
ShopKo Stores, Inc. Shared Savings Plan
Green Bay, Wisconsin

We have audited the accompanying financial statements of ShopKo Stores, Inc. Shared Savings Plan (formerly ShopKo Stores, Inc. Profit Sharing and Super Saver
Plan) (the "Plan") as of December 31, 2000 and 1999, and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 7, 2001

SHOPKO STORES, INC. SHARED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                                       2000                 1999

ASSETS

INVESTMENTS:
  Mutual funds                                                                     $236,064,889         $244,500,768
  Pooled collective fund                                                             60,434,905           43,037,158
  Common stock - ShopKo Stores, Inc.                                                 12,663,275           31,884,785
  Money market fund                                                                   2,310,802            4,207,365
  Investment contracts                                                                1,000,000            5,000,000
  Participants' loans                                                                12,185,360           11,639,604
                                                                                   ------------         ------------

           Total investments                                                        324,659,231          340,269,680

RECEIVABLES:
  Employer contribution                                                                                    9,204,276
  Securities sold                                                                       334,688
  Accrued interest and dividends                                                         47,414              160,606

CASH                                                                                      6,760                2,359
                                                                                   ------------         ------------

TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS                                                           $325,048,093         $349,636,921
                                                                                   ============         ============




See notes to financial statements.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------




                                                                                         2000                1999

INVESTMENT (LOSS) INCOME:
  Net (depreciation) appreciation in fair value of investments                      $ (70,110,588)      $  25,827,949
  Interest and dividends - net                                                         24,388,855          17,224,146
                                                                                    -------------       -------------

       Total investment (loss) income                                                 (45,721,733)         43,052,095
                                                                                    -------------       -------------

CONTRIBUTIONS:
  Employer                                                                              4,817,039          13,977,109
  Participants                                                                         13,446,688          13,053,902
  Rollovers                                                                               970,107             929,505
                                                                                    -------------       -------------

       Total contributions                                                             19,233,834          27,960,516
                                                                                    -------------       -------------

       Total investment (loss) income and contributions                               (26,487,899)         71,012,611
                                                                                    -------------       -------------

COSTS AND EXPENSES:
 Benefits paid to participants                                                         28,704,507          28,917,209
 Administrative expenses                                                                   20,883              88,340
                                                                                    -------------       -------------

       Total costs and expenses                                                        28,725,390          29,005,549

NET ASSETS OF MERGED PLAN                                                              36,481,310

TRANSFERS TO OTHER PLAN                                                                (5,856,849)
                                                                                    -------------       -------------

NET (DECREASE) INCREASE                                                               (24,588,828)         42,007,062

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                                                    349,636,921         307,629,859
                                                                                    -------------       -------------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                                                        $ 325,048,093       $ 349,636,921
                                                                                    =============       =============



See notes to financial statements.

SHOPKO STORES, INC. SHARED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the ShopKo Stores, Inc. Shared Savings Plan (formerly ShopKo Stores, Inc. Profit Sharing and Super Saver Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      Under provisions of the Plan, all employees of ShopKo Stores, Inc. (the "Company"), the Plan sponsor, who are full-time (work 1,000 compensated hours per plan year), and are 20 years of age or older are eligible to participate in the Plan after completing one or more years of eligible service as defined. Company profit sharing contributions to the Plan are determined each year at the discretion of the Company's Board of Directors. The contributions are limited to the amount deductible for federal income tax purposes. Company contributions are allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who: 1) have attained age 20, are employed on the last day of the Plan year and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55. Separate accounts are maintained for each participant.

      Participant profit sharing accounts are fully vested after the third year of service with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated in the same manner as the Company's discretionary contributions. During the years ended December 31, 2000 and 1999, forfeited nonvested amounts totaled $224,000 and $134,000, respectively.

      On September 8, 2000, the Company transferred all of the net assets relating to the accounts of employees of ProVantage Health Services, Inc. (a former subsidiary of the Company) to an unrelated successor plan. The assets transferred from the Plan consisted of investments of approximately $5,857,000. The effective date of the transfer was June 15, 2000.

      On November 15, 2000, the Pamida Savings Plus Plan (the "Pamida Plan") was merged into the Plan. The Pamida Plan assets consisted of investments of approximately $36,481,000. Subsequent to the transfer, and through December 31, 2000, all Pamida Plan participants were subject to the provisions of the previous Pamida Plan document and applicable amendments.

      A 401(k) plan, referred to as the Super Saver Agreement, is part of the Plan. This agreement allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 15% (limited to 6% for highly-compensated participants) of their recognized compensation, as defined. The Plan provides for an employer matching contribution, which is allocated in accordance with the participants' elections. The matching contribution will equal 50% of the amount of the first 6% of compensation contributed by participating employees. Participant contributions and employer matching contributions are 100% vested at all times. Participants currently employed can only withdraw their 401(k) contributions in financial hardship situations. Participants may borrow from their Super Saver accounts subject to certain limitations.

      Participants are permitted to take out loans against their Super Saver Account and Rollover Account. Loans are subject to the approval of the Retirement Committee. Loans may not exceed the lessor of $50,000 or one-half of the participant's vested total account balance. Loans may not be less than $1,000. The duration of each loan is determined by the participant, up to a maximum of five years. Loan payments are made together with interest, through payroll deductions. Loans bear interest equal to the prime rate plus one percent.

      Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

      Participants direct the investment of their account balances into one or more investment options offered by the Plan.

      Benefits payable which were authorized but not yet paid as of December 31, 2000 and 1999 aggregated $31,070 and $192,068, respectively, and are included in net assets available for benefits for reporting purposes.

      Administrative expenses are paid by the Plan.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

      Investment Valuation and Income Recognition - The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year-end. For those investments that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. Investment contracts are valued at contract value, which approximates fair value. The Plan's investment in the pooled collective fund that in turn holds investment contracts are valued at the contract value of the underlying investment contracts, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is accrued as earned.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Payment of Benefits - Benefits are recorded when paid.

3.    PLAN TERMINATION

      Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all benefits would fully vest for participants, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

4.    TRUSTEE AND ADMINISTRATION OF THE PLAN

      Effective March 1, 1996, the Retirement Committee appointed as trustee and recordkeeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company. Certain Plan investments are managed by American Express, and therefore, these transactions qualify as party-in-interest.

5.    INVESTMENTS

      The market value of investments that individually exceeds five percent or more of the Plan's assets at December 31, 2000 and 1999 are as follows:

                                                                                       2000                 1999

        AXP New Dimensions Fund                                                   $104,082,211         $124,577,225
        American Express Trust Stable Capital Fund I                                60,434,905           43,037,158
        AXP Blue Chip Advantage Fund                                                43,107,248           27,794,659
        AXP Mutual Fund                                                             38,617,954           48,362,223
        Templeton Foreign Fund                                                      25,703,838           27,660,431
        AIM Constellation Fund                                                      24,553,638
        Common Stock - ShopKo Stores, Inc.                                                               31,884,785



      During the years ended December 31, 2000 and 1999, net (depreciation) appreciation of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) is as follows:



                                                                                      2000               1999

        Common Stock - ShopKo Stores, Inc.                                        $(25,803,946)       $(12,174,664)
        AXP New Dimensions Fund                                                    (21,527,548)         23,489,529
        AXP Blue Chip Advantage Fund                                                (8,681,383)          2,099,770
        AIM Constellation Fund                                                      (8,667,473)          3,649,164
        AXP Mutual Fund                                                             (6,039,102)           (967,923)
        Templeton Foreign Fund                                                      (2,172,821)          6,871,744
        American Express Trust Stable Capital Fund I                                 2,781,685           2,860,329
                                                                                  ------------        ------------

                                                                                  $(70,110,588)       $ 25,827,949
                                                                                  ============        ============

6.    TAX STATUS

      The Plan obtained its latest determination letter on April 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter. However, the Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    SUBSEQUENT EVENTS

      The following plan amendments and resolutions were completed on January 1, 2001:

         The Plan is now identified as the ShopKo Stores, Inc. Shared Savings Plan.

         The Company profit sharing contributions to the Plan were eliminated. In addition, the Company's matching contribution percentage was revised to equal 100% of an employee's 401(k) contribution up to 3% of their compensation and 50% of the next 2% of their compensation.

         The Place's Discount Stores Co. 401(k) Profit Sharing Plan and Trust Plan ("Places Plan") was merged into the Plan. Subsequent to January 1, 2001, all Places Plan and Pamida Plan participants are subject to the Plan document and applicable amendments.



                                   * * * * * *

                             SUPPLEMENTAL SCHEDULE

                           FURNISHED PURSUANT TO THE

                  DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SHOPKO STORES, INC. SHARED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------




                                                                            SHARES OR             FAIR
                                  DESCRIPTION                              FACE VALUE             VALUE

COMMON STOCK - ShopKo Stores, Inc.*                                       2,532,655           $ 12,663,275

MUTUAL FUNDS:
  AIM Constellation Fund                                                    848,726             24,553,638
  AXP Blue Chip Advantage Fund*                                           4,407,694             43,107,248
  AXP Mutual Fund*                                                        3,507,534             38,617,954
  AXP New Dimensions Fund*                                                3,581,632            104,082,211
  Templeton Foreign Fund                                                  2,485,864             25,703,838
                                                                                              ------------

           Total mutual funds                                                                  236,064,889

POOLED COLLECTIVE FUND -
  American Express Trust Stable Capital Fund I*                           3,756,054             60,434,905

MONEY MARKET FUND -
  American Express Trust Money Market Fund*                               2,310,802              2,310,802

INVESTMENT CONTRACTS -
  Safeco Life Insurance
    #LA-1053359, 2/26/01, 5.69%                                        $  1,000,000              1,000,000

PARTICIPANTS' LOANS - Interest
  at prime plus 1%, due through 2005                                   $ 12,185,360             12,185,360
                                                                                              ------------

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                     $324,659,231
                                                                                              ============


*Party-in-interest

                                                                       EXHIBIT I









INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement Nos. 33-58584 and 333-53577 of ShopKo Stores, Inc. on Form S-8 of our report dated June 7, 2001, appearing in this Annual Report on Form 11-K of ShopKo Stores, Inc. Shared Savings Plan (formerly ShopKo Stores, Inc. Profit Sharing and Super Saver Plan) for the year ended December 31, 2000.





/s/ Deloitte & Touche LLP


Deloitte & Touche llp
Milwaukee, Wisconsin
June 27, 2001

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Shared Savings Plan (formerly ShopKo Stores, Inc. Profit Sharing and Super Saver Plan) Retirement Committee, have duly caused this annual report to be signed by the undersigned there upon duly authorized.

              SHOPKO STORES, INC. SHARED SAVINGS PLAN (FORMERLY
              SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN)
              --------------------------------------------------------
              (Name of Plan)





Date: June 28, 2001   By:  /s/Brian W. Bender

                      Brian W. Bender
                      ShopKo Stores, Inc. Shared Savings Plan (formerly ShopKo
                       Stores, Inc. Profit Sharing and Super Saver Plan) Retirement Committee Member